Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(File No. 333-106269)

The following is an article entitled “J.D. Edwards: We’re not up for grabs” which relates to the proposed acquisition of J.D. Edwards & Company by PeopleSoft, Inc. and is posted on J.D. Edwards’ internal website.

On June 19, 2003, PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC, and J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the proposed acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have mailed a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

J.D. Edwards: We’re not up for grabs

By Alorie Gilbert and Dawn Kawamoto

Staff Writer, CNET News.com

July 1, 2003, 10:30 PM PT

What should you do when the world’s second largest software company barges in on your friendly merger and tries to leave you out in the cold?

If you’re Robert Dutkowsky, head of J.D. Edwards, you dig your heels in, slap Larry Ellison and Oracle with an industrial espionage lawsuit, and vow to fight until victory.

That perseverance will get tested in the days and weeks ahead. Entangled in an epic battle of wills with one of Silicon Valley’s biggest egos, Dutkowsky has surely gotten more than he bargained for when he joined J.D. Edwards as president and chief executive officer last year.

J.D. Edwards, based in Denver, is a staid software developer with an unremarkable history. Formed in 1977, the company employs almost 5,000 people and supplies nearly 6,700 midsize manufacturers with software applications that are designed to keep their factories running smoothly.

PeopleSoft’s $1.7 billion offer for J.D. Edwards, announced one month ago, signaled the start of a long anticipated consolidation of the business applications market. But when Oracle launched its own unexpected $5.1 billion bid for PeopleSoft, the company made it clear that J.D. Edwards was not invited to the party. Oracle has since softened its position, indicating that it would consider buying J.D. Edwards if that also meant getting PeopleSoft.

Amid the lawsuits, counter suits, verbal sparring and antitrust investigations, Dutkowsky, 48, spoke with CNET News.com about Ellison, why some mergers are better than others and what lies ahead for his company.

Q: Why shouldn’t Oracle be able to do in the free market what it thinks is in its shareholders’ best interest?

A: I’m a big believer in free enterprise, and any company has the right to take any step that it wants—as long as it is within the boundaries of the laws we have in place. That is why the Hart-Scott-Rodino Act is in place, and that’s why the U.S. Department of Justice is looking so carefully at the PeopleSoft-Oracle merger. They have a responsibility to protect all the other businesses that are in the free enterprise system.

That’s what antitrust laws guard against. They shouldn’t stop a company from taking actions that it thinks are in the best interest of its company and its shareholders, but it has to be done in a way that is fair and equitable and creates opportunity across the economy and not just centered around one company.

Why will antitrust regulators block the Oracle-PeopleSoft merger, after they allowed Hewlett-Packard to acquire archrival Compaq in a megamerger deal?

The HP-Compaq merger was very different from an Oracle-PeopleSoft merger. First of all, the HP-Compaq merger was not hostile. It was very much like the J.D. Edwards-PeopleSoft merger. It was well thought out, well conceived and well planned, versus a hostile takeover.

Secondly, when you look at the Compaq and HP business models, they’re in PCs, they’re in Unix, they’re in servers, they’re in networking, in software, services and outsourcing. They’re a conglomerate, whereas the Oracle hostile takeover of PeopleSoft is focused on applications—just one narrow segment of the industry.

This is a pretty broad field. There are some 700 business application companies, and SAP and Microsoft are moving in. You have a lot of change happening with Web services, so there are a lot of choices, aren’t there?

There are 700 enterprise application companies, but at the top end of the market, there are really only three big players: SAP, Oracle and PeopleSoft. That is why we believe that severe antitrust issues exist when you put PeopleSoft and Oracle together: From three, you’re going to two. And in the midmarket space, where J.D. Edwards lives, that is where the 700 players are. So, when you combine PeopleSoft, one of the three high-end players, with J.D. Edwards, one of the 700, the antitrust issues just aren’t there.

Is there any way that you could all live as one big happy family if these three companies merge?

I think that our management styles are very different; I think our corporate cultures are very different; and I think the customers that we serve are different. Trying to blend together those unique strengths of all those businesses would be a real challenge. Merging with PeopleSoft was one thing we looked at very carefully, figuring how PeopleSoft and J.D. Edwards would fit together.

We came to the conclusion that we would fit very nicely. Our cultures complement each other. Our architectures can complement each other. We’re in different segments, different verticals and different market spaces. We have come to the conclusion that PeopleSoft and J.D. Edwards would fit together nicely.

We don’t have a similar view of Oracle. If you try to put Oracle and J.D. Edwards together, the pieces would not fit together nearly as nicely or as smoothly. And if you were to put PeopleSoft, Oracle and J.D. Edwards together all at the same time, it would be a bit of a challenge. Would it be insurmountable? No. But it would be a challenge.

Has Oracle tried to contact you or other members of your management team or board in order to discuss how they see J.D. Edwards fitting into their operation?

We shouldn’t comment on that. Speculating about other opportunities doesn’t make any sense.

What impact has this three-ring circus had on your sales? Are you anticipating that it will affect your next quarterly results?

We’re two-thirds through our quarter. About 70 percent of our business happens during the last month of the quarter, so it’s too early to tell if this has had any impact on us. Our customer user group put out a press release recently that endorsed the PeopleSoft-J.D. Edwards merger.

If J.D. Edwards is not part of any deal, how big of a setback is it for the company?

Based on Monday’s announcement, it would be very, very difficult for Oracle to acquire PeopleSoft before J.D. Edwards merges with PeopleSoft. The DOJ issued a second request, and it takes two to six months to answer that.

The J.D. Edwards-PeopleSoft merger is set to close at the end of July. So, even if Oracle were to come out and triple the bid, they’d still have antitrust issues. They’d have to answer to the Department of Justice. So, we are on a path to merge, but if it doesn’t happen, J.D. Edwards remains a totally viable company.

Why is scale so important all of the sudden? Why is consolidation suddenly sweeping through this market?

The enterprise software market is becoming saturated. Customers that want an enterprise software suite probably already have one—in particular at the high end, where Oracle, PeopleSoft and SAP play. In the midmarket, there still remains opportunity, and the penetration of software is not as great as in the enterprise space. But the opportunity is getting smaller, and at the same time, there is an excess of software capacity in the market. There are 700 players. That’s too many vendors trying to sell software.

If Oracle is ultimately successful in acquiring PeopleSoft without you in the deal, what’s your next step? To find a new buyer, perhaps IBM or Sybase?

I would think, because of the strength of J.D. Edwards, that there are probably a number of companies around the globe that would see acquiring J.D. Edwards as a positive. It doesn’t help me to speculate who might be interested. J.D. Edwards has never been for sale; there was never a for-sale sign on this company.

We strategically decided to pursue a merger with PeopleSoft. And that was the only strategic step we wanted to take; that is, in terms of going out in the market and combining ourselves with another company. We want to merge with PeopleSoft, because we believe it’s in the best interest of our stakeholders to do so. If someone were to ring us up and ask if we’re for sale, the answer is “No.”

Were there any other companies that you were strategically looking at as potential merger candidates?

Many were companies that J.D. Edwards would go out and acquire—not bigger than us. If the goal was to get global-scale, we could either merge with a bigger partner or bring together several players in the industry to create a bigger J.D. Edwards.

There were lots of strategic alternatives that we looked at. The one we picked and the only one we aggressively pursued was PeopleSoft.

If Oracle is able to merge with PeopleSoft without J.D. Edwards, are you concerned that the combined company will form a stronger focus on the midmarket, your core market?

One of the misconceptions that exist in the industry is that Oracle, PeopleSoft and SAP haven’t attempted to get into the midmarket until now. That there’s been some kind of awakening that the midmarket is a great place to be. PeopleSoft, Oracle and SAP are in the midmarket today, but their products and solutions are too complex to do what the midmarket set of customers really demand. SAP has been in the midmarket for as long as we have been in the business. But their products are built for the Global 1000.

How much time have you been able to spend on the integration plan before the deal closes?

We have more than our fair share of our energy targeted toward integration, while the rest of our energy is targeted toward running the business and serving our customers. We have people working on virtually all facets of the integration, so that when the merger with PeopleSoft closes, we’ll be ready to go as quick as we can.

PeopleSoft has a very difficult challenge. They have to run their business, they have to think about the integration plan, and they have to fend off Oracle’s hostile bid. They have an even more difficult challenge then we do.

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